UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2005

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Consolidated Interim Financial Statements

(Expressed in Canadian dollars)

LINGO MEDIA INC.

June 30, 2005 and 2004

(Unaudited)

LINGO MEDIA INC.

June 30, 2005 and 2004

(Unaudited)

(Expressed in Canadian dollars)

CONTENTS

Consolidated Interim Balance Sheets

Consolidated Interim Statements of Deficit

Consolidated Interim Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

LINGO MEDIA INC.

Consolidated Interim Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	June 30, 2005	December 31, 2004

Assets

Current assets:
Cash	$ 281,546	$ 29,791
Accounts and grants receivable (note 2)	306,781	562,558
Prepaid and sundry assets	133,528	133,833
Inventory	36,618	23,292
	758,473	749,474

Property and equipment, net	53,291	54,491
Development costs, net	441,048	489,324
Acquired publishing content, net	88,338	123,673

	$ 1,341,150	$ 1,416,962

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	304,254	252,726
Accrued liabilities	42,508	58,000
Bank loan (note 3)	145,000	90,000
Current portion of loans payable to related parties (note 4)	-	77,762
	491,762	478,488

Loans payable to related parties (note 4)	121,384	-

Shareholders’ equity:
Capital stock
Authorized: Unlimited common shares and preferred shares with no par value
Issued: 24,109,773 common shares	3,367,119	3,367,119
Contributed surplus	128,910	74,100
Deficit	(2,768,025)	(2,502,745)
	728,004	938,474

	$ 1,134,150	$ 1,416,962

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the Board:

“Michael Kraft”___________, Director

“Khurram Qureshi”________, Director

LINGO MEDIA INC.

Consolidated Interim Statements of Deficit

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Deficit, beginning of the period	$ (2,768,375)	$ (1,908,698)	$ (2,502,745)	$ (1,698,526)

Effect of change in accounting policy (note 1(b))	-	-	-	(8,842)

Deficit, beginning of the period, as restated	(2,768,375)	(1,908,698)	(2,502,745)	(1,707,368)

Net income (loss) for period	350	(80,560)	(265,280)	(281,890)

Deficit, end of the period	$ (2,768,025)	$ (1,989,258)	$ (2,768,025)	$ (1,989,258)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Consolidated Interim Statements of Operations

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Revenue	$ 349,768	$ 230,910	$ 355,242	$ 238,534
Direct costs	42,356	33,412	45,139	36,808
Margin	307,412	197,498	310,103	201,726

Expenses:
General and administrative	168,676	166,615	340,415	300,359
Amortization	54,676	63,971	108,920	128,119
Stock-based compensation	17,072	7,667	54,810	15,333
Interest and other financial expenses	16,490	8,563	21,090	8,563
	256,914	246,816	525,235	452,374

Income (loss) before income taxes and other taxes	50,498	(49,318)	(215,132)	(250,648)

Income taxes and other taxes	50,148	31,242	50,148	31,242

Net income (loss) for the period	$ 350	$ (80,560)	$ (265,280)	$ (281,890)

Income (loss) per share	$ 0.00	$ (0.00)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	23,178,997	21,676,157	23,178,997	21,676,157

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Cash flows provided by (used in):
Operations:
Net income (loss) for the period:	$ 350	$ (80,560)	$ (265,280)	$ (281,890)
Items not affecting cash
Amortization of property and equipment	2,717	2,116	5,909	4,410
Amortization of development costs	33,838	33,838	67,676	67,676
Amortization of acquired publishing content	17,668	17,668	35,335	35,335
Amortization of software development	-	10,349	-	20,697
Stock based compensation	17,072	7,667	54,810	15,333
Change in non-cash balances related to operations:
Accounts and grants receivable	151,137	(225,840)	255,776	(63,060)
Prepaid and sundry assets	(26,783)	-	306	-
Inventory	(14,618)	988	(13,327)	1,547
Account payable	109,819	143,986	51,529	105,972
Accrued liabilities	(18,717)	(20,023)	(15,492)	(14,273)
Unearned revenue	(73,202)	-	-	-
Cash provided by (used in) operating activities:	199,280	(109,811)	177,242	(108,253)

Financing:
Increase in bank loan	35,000	-	55,000	-
Increase in loans payable to related parties	3,470	-	43,622	-
Issuance of capital stock	-	3,750	-	63,517
Share issue costs	-	-	-	(47,689)
Cash provided by financing activities	38,470	3,750	98,622	15,828

Investing:
Purchase of property and equipment	(4,708)	(1,491)	(4,708)	(1,491)
Development costs	(10,655)	(34,581)	(19,401)	(132,636)
Cash (used in) investing activities	(15,363)	(36,072)	(24,109)	(134,127)

Increase (decrease) in cash	222,389	(142,133)	251,755	(226,552)
Cash, beginning of period	59,157	148,083	29,791	232,502
Cash, end of period	$ 281,546	$ 5,950	$ 281,546	$ 5,950

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

June 30, 2005 and 2004

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for the educational school market in Canada.

1.

Significant accounting policies:

(a)

Basis of presentation:

The disclosures contained in these unaudited interim consolidated financial statements do not include all the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2005 and the results of operations and cash flows for the six months ended June 30, 2005 and 2004.

(b)

Change in accounting policy

Effective January 1, 2004, the CICA handbook, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. In 2004, this change resulted in an increase of $8,842 to the opening deficit as at January 1, 2004 and an increase of $8,842 to contributed surplus. As a result of the change in accounting policy the previously recognized deferred stock-based compensation of $3,500 and $50,000 in 2003 and 2002 respectively has been reversed resulting in a decrease in share capital of $53,500 in 2003.

2.

Accounts and grants receivable:

Accounts and grants receivable consist of:

June 30, 2005	December 31, 2004

$ 241,932	$ 463,167
64,849	99,391
$ 306,781	$ 562,558

3.

Bank loan:

In May 2004, the company negotiated a line of credit of $150,000 with its bank. The line of credit bears interest at prime plus 2.5% per annum, is due on demand, and is secured by the Company’s accounts receivables from customers in China, which, in turn, are insured by the Export Development Corporation. At June 30, 2005, $145,000 of the line of credit was utilized.

4.

Loans payable to related parties:

The loans payable are due to directors of the Company, bear interest at 12% per annum, are due on demand and are secured by a subordinated general security agreement.

5.

Government grants:

Included as a reduction of general and administrative expenses are government grants of $106,201 (2004 – $101,000), relating to the Company's publishing projects in China and Canada.

6.

Segmented information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

Six months ended June 30	2005	2004

Canada	$ 9,394	$ 23,072
China	345,848	215,462
	$ 355,242	$ 238,534

Substantially all of the Company's identifiable assets as at June 30, 2005 and December 31, 2004 are located in Canada.

7.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	2005	2004

Loss for the period – Canadian GAAP	$ (265,280)	$ (281,890)
Impact of United States GAAP and adjustments:
Amortization of development costs	67,676	67,676
Amortization of software development costs	-	20,697
Share issue costs	-	(47,689)
Loss for the period – United States GAAP	$ (197,606)	$ (241,206)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	June 30, 2005	December 31, 2004

Shareholders’ equity – Canadian GAAP	$ 728,004	$ 938,474
Development costs	(136,754)	(204,073)
Compensation expense	(243,250)	(243,250)
Effect of change in accounting policy (note 1(b))	-	(8,842)
Shareholders’ equity – United States GAAP	$ 348,000	$ 482,309

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $304,654 (December 2004 - $285,254)

8.

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period. Additionally, the comparatives have been amended to reflect the change in application of accounting policy for revenue recognition for the interim periods.

9.

Subsequent Events:

In June, 2005 the “Company” signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Enterprises (“Sanlong”). The joint venture company will be known as Jintu Cultural Media Company (“Jintu” or the “Joint Venture”).  Jintu will continue Sanlong’s recently launched direct-to-consumer business of distributing educational newspapers located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $385,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to regulatory approval, including government approval in China.

Trading Symbols (LMD:TSX V; LNGMF:OTC BB)

151 Bloor St West                                Kenzo Oriental Tower 11K

Suite 890                                                48 Dongzhimenwai Dajie

Toronto, Ontario                                             Dongcheng District

Canada M5S 1S4                                           Beijing 100027 China

Tel :  +1.416.927.7000                          Tel:  +011.8610.5160.0689

Fax : +1.416.927.1222                          Fax:  +011.8610.5160.0788

www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

First Quarter Ended June 30, 2005

(Unaudited – Prepared by Management)

August 29, 2005

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the interim consolidated Balance Sheets as at June 30, 2005 and the interim Statements of Deficit, Operations,  and Cash Flows for the six months ended June 30, 2005.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2005 Second Quarter

Management Discussion and Analysis

Description of Business and Report Date

The following management discussion and analysis is prepared as of August 29, 2005 (the “Report Date”) and should be read in conjunction with the interim financial statements for the six months ended June 30, 2005 and the Company’s annual financial statements for the year ended December 31, 2004.  These documents can be found on the SEDAR website at www.sedar.com.

Lingo Media earns its revenues in two distinct geographic markets, China and Canada. Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In 2004, the Company implemented a revision in its revenue recognition policy on a retroactive basis and accordingly recognizes revenue at the end of June and at the end of December when it can reconcile to royalty revenues reported by PEP.

In Canada, the Company sells its product, The Outloud Program, directly into the school market mainly in the Province of Ontario.

Q2 Highlights

China

Increased revenues and positive cash flows marked the second quarter of 2005.

Revenues from China for first six months of the fiscal year 2005 were $345,848 compared to $215,462 for the corresponding period in 2004 representing a 61% increase over the first six months of 2004.

Having sold over 90 million copies of published titles since its inception into the Chinese market, Lingo Media continues to maintain its market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and developing its relationship.

The Company is strongly committed to generating increased shareholder value by executing its China Expansion Plan.  The Plan is to acquire joint venture interests in print media retail and/or wholesale distribution assets.

To that end, the Company signed a letter of intent and a subsequent definitive agreement to create a joint venture with Sanlong Cultural Enterprises (“Sanlong”), a privately owned retail distributor of educational newspapers in the Province of Hebei.  The Company is in the process of completing its final due diligence and obtaining government approvals for the joint venture.  The Company is strongly committed to consummating the transaction, as management believes in the intrinsic value of the distribution channel and the key Chinese management team’s ability in executing the planned business model.

The Company also signed a letter of intent with a large state-owned publishing house in the Province of Liaoning to create a joint venture in the educational product development and educational services business.  The Company believes that this joint venture will help position itself as a leading foreign joint venture publisher in the China market.

Canada

The Company continues to market its English language learning materials from The Outloud Program in the Province of Ontario.   Revenues from The Outloud Program were $9,394 for the six months ended June 2005 compared to $23,072 for the same period in 2004.

Market Trends and Business Uncertainties

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to the students.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

The Company continues to earn recurring royalty revenue from China and recognizes revenues on a semi-annual basis.  As of June 30, 2005 the Company had a working capital surplus of $266,711.  Net loss for the six months ended June 30, 2005 was ($265,280) compared to a loss of ($281,890) for the same period last year.  The Company utilized its banking facility in the amount of $145,000 and increased its related party loans to $121,384.

Results of Operations

Revenue and Margin

Revenues from China for the first six months of 2005 increased by 61% to $345,848 as compared to $215,462 for the same period last year.

The Company’s revenues were decreased last year as the Chinese Ministry of Education mandated a shift from finished product sales to licensing sales in order to increase market share.  Since Lingo Media royalties on licensing sales are lower as compared to finished product sales, the shift resulted in decline of Lingo Media royalties.  This year these revenues have increased as our Chinese publishing partner has adapted to the change and has successfully increased our market share.

Revenues earned in Canada were $9,394 for the first two quarters of 2005 compared to $23,072 in 2004, representing a decrease of 59%. These revenues declined due to increased competition, lack of school funding and the limited Canadian product line offered in Canada.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period. These expenses were $340,415 during the first two quarters of 2005 as compared with $300,359 for the similar period in 2004.   The increase in expenses is mainly attributable to increase in rent and the travel expenses as the Company signed a new lease agreement in China and the Company executives are frequently traveling to China in order to execute the China Expansion Plan.

The Company receives various government grants throughout the year. The proceeds of the grants are used to develop specific programs that have specific milestones and/or criteria associated with them.  The Company records these funds as a reduction of its general and administration expenses as the proceeds of the grants are used in an operating capacity.  In first six months of 2005, an amount of $106,201 was offset against the expenses as compared to $101,000 in 2004.

The Company had general and administrative expenses during the quarter and comparable last year’s quarter as follows:

Interest and other financial expenses

Interest expense and other financial expenses include interest on debt and insurance paid to Export Development Corporation for China receivables to support the bank loan. These expenses were $21,090 during the first six months of 2005 as compared to $8,563 in 2004. The increase is due to increase in Company borrowings.

Amortization and Stock-Based Compensation

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  Amortization during the quarter was reduced to $108,920 compared to $128,119 for the similar period in 2004 as the asset base was reduced.

The stock-based compensation for first two quarters of 2005 was increased to $54,810 compared to $15,333 for same period in 2004 as additional stock options vested during the period.

Net Loss

The Company reported a loss before taxes of ($215,132) for the six months ended June 2005 as compared to a loss of ($250,648) for the same period last year. Taxes for the first six months of 2005 amounted to $50,148 increasing the net loss to $(265,280) as compared to taxes of $31,242 and a net loss of $(281,890) for the same period last year. The decrease in loss is due to increased income from China.

Summary of Quarterly Results

Liquidity and Capital Resources

As of June 30, 2005, the Company had cash on hand of $281,546 and accounts and grants receivable of $306,781. The Company’s current assets amounted to $758,473 and current liabilities of $491,762 resulting in a working capital surplus of $266,711.

The trade receivables from China are insured by the Export Development Corporation (EDC) of Canada.

The Company utilized its $150,000 line of credit that has been previously arranged with its financial institution and had an outstanding balance of $145,000 on the credit line at period end.

In June 2005 – the Company announced a proposed brokered private placement offering of 3,000,000 Units to 4,000,000 Units at $0.20 per Unit for gross proceeds of $600,000 to $800,000.

The proceeds of the offering will be used for 1) investigation and due diligence of joint venture candidates in China and Mexico; 2) investment in joint ventures in China and Mexico; and 3) general working capital purposes.

The Company believes that current cash on hand along with its accounts receivable and recurring sales will satisfy its working capital requirements for the next 12 months.  Monies raised from the proposed private placement will be used to fund the joint ventures.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the first two quarter of 2005, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and the related party.

Consulting fees of $60,000 (2004 - $60,000) were accrued or paid to a company controlled by a director and senior officer of the Company in the normal course of business.  At June 30, 2005, $25,680 (2004 - $5,350) is included in accounts payable.

The shareholder loans were interest bearing at 12% per annum.  Interest expense for the six months period was $6,074 (2004 - $nil).

Proposed Transactions

a)

In June, 2005 the “Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Enterprises (“Sanlong”).    The joint venture will continue Sanlong’s recently launched direct-to-consumer business of distributing educational newspapers located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $385,000 (¥2,550,000 RMB) for its 51% share of the joint venture. The closing is subject to regulatory approval, including government approval in China.

b)

On August 16, 2005 the Company signed a Letter of Intent (“LOI”) to establish a joint venture with Chinese publishing giant Liaoning Publishing Group through its subsidiary Liaoning Dianya Culture Book Distribution Co., Ltd. (”LPG”) in Shenyang, Liaoning. LPG is a RMB 3.645 billion (US$450 million) Chinese publishing conglomerate that consists of 11 publishing houses, a state-of-the-art distribution centre, a retail chain of 17 mega bookstores, an e-bookstore with over 600,000 available titles, several printing houses, and an audio-video publishing arm.

The joint venture will be headquartered in LPG’s facilities in Shenyang and will operate an educational product development business and an educational services business in China.

The proposed joint venture is subject to satisfactory due diligence by Lingo Media, the parties entering into a definitive agreement as well as Chinese regulatory approvals.

Additional Disclosure for Venture Issuers without Significant Revenue

Development Costs

Acquired Publishing Content

Disclosure of Outstanding Share Data

Common Shares outstanding as at June 30, 2005

24,109,773

Options to purchase Common Shares outstanding

3,628,334

There are no other dilutive securities of the Company outstanding.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us.  Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future operations.

Additional Information

Additional information regarding the Company can be found at SEDAR www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

August 29, 2005